March 31, 2026

VIA EDGAR

First Majestic Silver Corp.

Re:	First Majestic Silver Corp. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Annual Report on Form 40-F for the year ended December 31, 2024 (the "Annual Report") to be filed by the Company with the United States Securities and Exchange Commission (the "SEC").  The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2024.

In connection with the Annual Report, and in the Registration Statement on Form F-10 (File No. 333-273734) and the Registration Statements on Form S-8 (File Nos. 333-258124 and 333-284314) of the Company (together, the "Registration Statements"), the undersigned, on behalf of WSP Canada Inc., as a company whose principal business is providing engineering or geoscientific services (the "Firm"), hereby consent to: (i) quotations, inclusion or summary of those portions of the technical report entitled "Mineral Resource and Mineral Reserve Update, Los Gatos Joint Venture, Chihuahua, Mexico" with an effective date of July 1, 2024, authored by Stephan Blaho who is no longer employed by the Firm, for the preparation and supervision of which portions authored by Stephan Blaho the Firm has assumed responsibility, and for no other portions of the technical report (the "Technical Report"), and (ii) the use of and reference to the Firm's name, in each case above, where used or incorporated by reference into the Annual Report.  The Firm confirms that it has read the Annual Report and has no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within the Firm's knowledge as a result of services performed in connection therewith.

Yours truly,

/s/ Jerry DeWolfe on behalf of WSP Canada Inc.
Name Jerry DeWolfe, Professional Geologist (APEGA Member 101287 Title VP Mining, Engineering & Stability, WSP Canada Firm WSP Canada Inc.